Mail Stop 3561

June 10, 2009

By U.S. Mail and facsimile to (609) 730-0404

Charles F. Dunleavy
Chief Financial Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, NJ 08534

> **Re: Ocean Power Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed July 14, 2008**
> **File No. 001-33417**

Dear Mr. Dunleavy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert A. Schwed, Esq.
    Via facsimile to (212) 230-8888